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For immediate release

Bell asks federal Cabinet to direct CRTC to follow its own policies

•	Broadcasting Act allows Cabinet to issue policy direction to CRTC

•	CRTC decision on Astral-Bell did not follow its established Diversity of Voices and other policies

•	Lack of consistency in regulatory approach creating uncertainty in Canada’s broadcast sector

MONTRéAL, October 22, 2012 – BCE Inc. (Bell) today submitted its request that the federal Cabinet issue a policy direction, under Section 7 of the Broadcasting Act, that directs the CRTC to follow its existing policies when reviewing change of control transactions in broadcasting.

“In rejecting the Astral transaction the CRTC rejected its own established policies, creating serious regulatory uncertainty in Canada’s vital broadcasting sector,” said Mirko Bibic, Bell’s Chief Legal and Regulatory Officer. “We’re requesting that Cabinet provide the required guidance to the CRTC to follow its own rules in place, with which the Astral-Bell transaction fully complied.”

Astral joining Bell would bring a range of benefits to Canadian consumers and content creators, including more than $240 million in new funding for English and French language programming, the protection of local TV stations in small communities, the launch of a national French-language news service based in Québec, and an innovative new service to compete with U.S. Internet broadcasters.

In its application, Bell has asked Cabinet to direct the CRTC to adhere to policies governing the evaluation of broadcasting acquisitions, including the Diversity of Voices decision, the Vertical Integration framework, the common ownership policy for radio, and the benefits policy.

When it announced its Astral-Bell hearings on July 10, the CRTC said it would follow the Diversity of Voices policy, issued by the commission in 2008 to guide the evaluation of broadcasting acquisitions. Instead, the commission ignored its own rules, creating new criteria and metrics not included in any of its existing policies and never used before. The commission set no standards for these new criteria and established them without offering any stakeholder the opportunity to comment.

As the CRTC itself stated in determining the Diversity of Voices policy, “the need for specific ownership limits... is the central issue of the proceeding” because there are “benefits of rules or guidelines that provide the greatest possible clarity for future transactions.” Indeed the lack of such clarity and consistency in the case of the CRTC’s Astral decision has injected much uncertainty into Canada’s broadcasting, capital and investment sectors.

Diversity of Voices directs that the CRTC “will process expeditiously transactions that would result in the control of less than 35% of the total television audience share.” Properly calculated, the Astral-Bell transaction would result in a total English-language TV market share of 33.5%, on par with competitors Corus/Shaw, and just 24.4% in French-language TV – significantly lower than Québecor, Bell’s primary cable-broadcast rival in Québec.

Despite the Diversity of Voices policy directing the CRTC to include all TV services licensed or authorized for distribution in Canada in its calculations, the CRTC inexplicably ignored the significant viewership of popular American channels such as CNN, A&E, TLC, CNBC, Fox News, US superstations and others. The more than 200 cross-border channels available in Canada obviously compete directly for Canadian viewers, holding a share greater than 13% in the English-language TV market.

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A policy direction is also needed to remove any perception of bias created by several meetings between senior CRTC officials and cable companies opposed to the Bell-Astral transaction in the days before and after public hearings into the transaction. Bell was denied the opportunity for such meetings.

About Bell
Headquartered in Montréal since its founding in 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For more information, please contact:

Jacqueline Michelis
Bell Media Relations
1 855 785-1427
Jacqueline.michelis@bell.ca

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of Astral Media Inc. and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks, uncertainties and assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE Inc.’s 2012 First Quarter MD&A dated May 2, 2012, filed by BCE Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE Inc.’s website at www.bce.ca.